EXHIBIT 12.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY INDIANA, INC.

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$581	$(123)	$242	$441	$317
Fixed charges	185	184	178	161	165
Deduct:
Interest capitalized	9	39	33	19	13
Total earnings	$757	$22	$387	$583	$469

Fixed charges:
Interest on debt, including capitalized portions	$179	$178	$171	$154	$157
Estimate of interest within rental expense	6	6	7	7	8
Total fixed charges	$185	$184	$178	$161	$165
Ratio of earnings to fixed charges	4.1	0.1(a)	2.2	3.6	2.9

(a)	Earnings insufficient to cover fixed charges by approximately $162 million during the year ended December 31, 2012 due primarily to a non-cash impairment charge.